Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Ratio/Deficiency of Earnings to Fixed Charges

	Year ended December 31,
	1999	2000	2001	2002	2003
	(dollars in thousands)
Earnings:
Loss from continuing operations before taxes	$(33,262)	$(25,461)	$(122,098)	$(184,296)	$(162,116)
Plus: fixed charges, less preferred dividends	31,332	35,232	83,854	95,031	104,728

Total Earnings	$(1,930)	$9,771	$(38,244)	$(89,265)	(57,388)
Fixed Charges:
Interest expense – cash	$5,244	$4,879	$47,709	$54,822	$81,501
Preferred dividends	(733)	—	—	—	—
Interest expense – non cash	20,467	23,000	25,843	29,038	9,277
Amortization of debt issue costs	1,596	3,006	3,887	4,480	5,115
Interest component of operating leases	4,025	4,347	6,415	6,691	8,835

Total fixed charges	30,599	35,232	83,854	95,031	104,728

Total deficiency	$32,529	—	$122,098	$184,296	$162,116

Ratio of earnings to fixed charges	—	0.28x	—	—	—